SONFIELD & SONFIELD

A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 2500 WILCREST DRIVE, SUITE 300 HOUSTON, TEXAS 77042-2754 WWW.SONFIELD.COM TELECOPIER (713) 877-1547 ____ TELEPHONE (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com Jennifer Abney Legal Assistant jennifer@sonfield.com

June 9, 2015

By EDGAR correspondence

Ms. Ji Shin,

Attorney-Advisor

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

PITOOEY!, Inc.

Preliminary Information Statement on Schedule 14C Filed May 20, 2015

File No. 000-53991

Dear Ms. Shin:

This letter is in response to your letter of comment dated May 27, 2015 covering the captioned Information Statement filed with the Commission on May 20, 2015. For your convenience, we will restate your comments followed by our response.

General

1.

Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt.  Accordingly, please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed.  In this regard, we note that you state that the board of directors and holders of a majority of your voting shares approved the proposal to change your corporate name.  However, the certificate of amendment to your articles of incorporation in Exhibit A indicates that 48.22% of shareholders voted to approve the proposal.  In your response letter, please identify the stockholders who approved the proposal, the percentage of votes they each represent and their relationships with the company.  Please also tell us the sequence of events through which these consents were obtained and provide an analysis as to whether such activities constitute a solicitation, as defined in Rule 14a-1(l).

Below in tabular form is the shareholder name, number of shares, percentage of outstanding shares on the authorization date and relationship to the issuer.  By way of explanation, the percentages disclosed in the previously filed preliminary Information Statement were as of the date of filing.  The number of shares and percentages below are as of the date the name change was approved.

SONFIELD & SONFIELD

Ms. Ji Shin,

Attorney-Advisor

U.S. Securities and Exchange Commission

June 9, 2015

Name of Shareholder	Number of shares owned	Percentage of shares owned (1)	Relationship to Company
Jacob DiMartino	10,000,000	7.47%	Chief Executive Officer, President, Sole Board Member, Sole Officer and Sole Director
Enterprise Solutions LLC	10,000,000	7.47%	Consultant
Frederick Lawrence	30,363,636	22.70	Private investor
PBDC LLC	10,000,000	7.47%	Consultant
World Market Ventures LLC	10,000,000	7.47%	Consultant
Total	70,363,636	52.60%

(1) Based on 133,779,923 shares issued and outstanding as of April 7, 2015.

The shareholders owning a majority of the voting stock on the date the name change was authorized are: (i) three persons providing consulting services to the issuer; (ii) the sole officer and director; and (iii) a private investor who is well known to the company management and the other major shareholders.  No other shareholders were asked to cast a vote for the corporate action.  Therefore, we are of the opinion that no solicitation occurred.

The above named shareholders interact with management frequently.  As a result, the five shareholders and only the five shareholders, as a majority, were asked to sign a written consent to the name change. Because there was no solicitation undertaken, and the only shareholders asked to vote are the above disclosed five shareholders, Schedule 14C is appropriate.

2.

We note that you have not filed an annual report for the fiscal year ended December 31, 2014 or a quarterly report for the period ended March 31, 2015 and therefore are not current with respect to your reporting obligations.  In addition, it appears that you may have failed to remain current with respect to other reports, including current reports on Form 8-K and proxy/information statements.  Please tell us what your plans are with respect to addressing your delinquent filing status and revise your information statement to address this delinquency and to discuss any remedial steps you intend to take in this regard.

We are informed that the issuer is aware of the delinquency and is working with the auditor and our firm to file the delinquent reports as soon as practicable.

3.

It appears that Mr. DiMartino was appointed as chief executive officer in 2015, but a current report on Form 8-K with respect to the appointment was not filed.  Please refer to paragraph (c) of Item 5.02 of Form 8-K and advise.

The Company has reported Mr. DiMartino’s appointment as Chief Executive Officer on Form 8-K/A filed with the SEC on June 5, 2015.

SONFIELD & SONFIELD

Ms. Ji Shin,

Attorney-Advisor

U.S. Securities and Exchange Commission

June 9, 2015

We have urged all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We ae contemporaneously providing a written statement from the company acknowledging that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ Robert L. Sonfield, Jr.

Robert L. Sonfield, Jr.

Managing Director

cc: Jacob DiMartino (via e-mail)